UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               FINISHMASTER, INC.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                   31787P 10 8
                                 (CUSIP Number)


          Andre B. Lacy                                   Copy to:
         Chairman and CEO                         Robert H. Reynolds, Esq.
       LDI AutoPaints, Inc.                          Barnes & Thornburg
     Lacy Distribution, Inc.                    1313 Merchants Bank Building
       LDI Management, Inc.                  11 S. Meridian Street, Suite 1313
251 N. Illinois Street, Suite 1800              Indianapolis, Indiana 46204
   Indianapolis, Indiana 46204                         (317) 638-1313
          (317) 237-2251


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 9, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*This Amendment No. 1 provides certain updated information with respect to the facts set forth in the Schedule 13D filed jointly with the Securities and Exchange Commission on June 13, 1996 by the reporting persons (not including LDI AutoPaints, Inc.).
                                  PAGE 1 OF 17

                                  SCHEDULE 13D
- -------------------------------------   ----------------------------------------
CUSIP No. 31787P 10 8                                  Page  2  of 17 Pages
- -------------------------------------   ----------------------------------------

- --------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                              LDI AutoPaints, Inc.
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                     (b)  |X|
- --------------------------------------------------------------------------------
3     SEC USE ONLY
- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS            AF
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                          |_|
- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION            Indiana
- --------------------------------------------------------------------------------
               7     SOLE VOTING POWER                   0
  NUMBER OF    -----------------------------------------------------------------
   SHARES
BENEFICIALLY   8     SHARED VOTING POWER         4,045,000*
  OWNED BY     -----------------------------------------------------------------
    EACH
  REPORTING    9     SOLE DISPOSITIVE POWER              0
   PERSON      -----------------------------------------------------------------
    WITH
              10     SHARED DISPOSITIVE POWER    4,045,000*
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         4,045,000*

- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE
       AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         |_|

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         67.4%*

- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                         CO
- --------------------------------------------------------------------------------

*    At a  closing  held on July 9,  1996,  LDI  AutoPaints,  Inc.,  an  Indiana corporation ("AutoPaints"), and Maxco, Inc., a Michigan corporation ("Maxco") consummated the purchase and sale of all 4,045,000 shares of common stock, without par value ("Common Stock"), of FinishMaster, Inc. ("Issuer") owned by Maxco (the "Stock Purchase"). The Stock Purchase was consummated pursuant to a Stock Purchase Agreement dated June 5, 1996 (the "Purchase Agreement") among Lacy Distribution, Inc., an Indiana corporation and the corporate parent of AutoPaints ("Lacy"), Maxco, and LDI, Ltd. ("LDI"), an Indiana limited partnership and the parent entity of both Lacy and AutoPaints. Under an Assignment and Assumption Agreement dated as of the Closing Date, Lacy assigned all its right, title and interest in and to the Purchase Agreement to AutoPaints, and AutoPaints assumed of all obligations, duties, covenants and conditions of Lacy thereunder with respect to the purchase of the Shares, all with the consent of LDI and Maxco. As a result of the Stock Purchase, AutoPaints is now the record and beneficial owner of 67.4% of the total issued and outstanding shares of Common Stock of the Issuer. AutoPaints is a wholly-owned subsidiary of Lacy. Lacy is a wholly-owned subsidiary of LDI. LDI has two general partners: (i) LDI Management, Inc., an Indiana corporation ("LDIM"), which serves as the managing general partner, and (ii) Andre B. Lacy. This
     Amendment No. 1 amends the prior Schedule 13D filed jointly by Lacy, LDI, LDIM and Andre B. Lacy on June 13, 1996.

                                  SCHEDULE 13D
- --------------------------------------------------------------------------------
CUSIP No. 31787P 10 8                                  Page  3  of 17 Pages
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                          Lacy Distribution, Inc.
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
                                                                     (b)  |X|

- --------------------------------------------------------------------------------
3      SEC USE ONLY

- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS            BK, WC

- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    |_|

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                 Indiana

- --------------------------------------------------------------------------------
                7            SOLE VOTING POWER                           0
  NUMBER OF     ----------------------------------------------------------------
   SHARES
BENEFICIALLY    8            SHARED VOTING POWER                 4,045,000*
  OWNED BY      ----------------------------------------------------------------
    EACH
  REPORTING     9            SOLE DISPOSITIVE POWER                      0
   PERSON       ----------------------------------------------------------------
    WITH
               10            SHARED DISPOSITIVE POWER            4,045,000*
- --------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              4,045,000*

- --------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                    |_|

- --------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              67.4%*

- --------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
                              CO, HC
- --------------------------------------------------------------------------------

*    At a  closing  held on July 9,  1996,  LDI  AutoPaints,  Inc.,  an  Indiana corporation ("AutoPaints"), and Maxco, Inc., a Michigan corporation ("Maxco") consummated the purchase and sale of all 4,045,000 shares of common stock, without par value ("Common Stock"), of FinishMaster, Inc. ("Issuer") owned by Maxco (the "Stock Purchase"). The Stock Purchase was consummated pursuant to a Stock Purchase Agreement dated June 5, 1996 (the "Purchase Agreement") among Lacy Distribution, Inc., an Indiana corporation and the corporate parent of AutoPaints ("Lacy"), Maxco, and LDI, Ltd. ("LDI"), an Indiana limited partnership and the parent entity of both Lacy and AutoPaints. Under an Assignment and Assumption Agreement dated as of the Closing Date, Lacy assigned all its right, title and interest in and to the Purchase Agreement to AutoPaints, and AutoPaints assumed of all obligations, duties, covenants and conditions of Lacy thereunder with respect to the purchase of the Shares, all with the consent of LDI and Maxco. As a result of the Stock Purchase, AutoPaints is now the record and beneficial owner of 67.4% of the total issued and outstanding shares of Common Stock of the Issuer. AutoPaints is a wholly-owned subsidiary of Lacy. Lacy is a wholly-owned subsidiary of LDI. LDI has two general partners: (i) LDI Management, Inc., an Indiana corporation ("LDIM"), which serves as the managing general partner, and (ii) Andre B. Lacy. This
     Amendment No. 1 amends the prior Schedule 13D filed jointly by Lacy, LDI, LDIM and Andre B. Lacy on June 13, 1996.

                                  SCHEDULE 13D
- ---------------------------------------   --------------------------------------
CUSIP No. 31787P 10 8                                    Page  4  of 17 Pages
- ---------------------------------------   --------------------------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                                         LDI, Ltd.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  |_|
                                                                      (b)  |X|

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS            AF

- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                 Indiana

- --------------------------------------------------------------------------------
                 7            SOLE VOTING POWER                         0

  NUMBER OF      ---------------------------------------------------------------
   SHARES        8            SHARED VOTING POWER               4,045,100*
BENEFICIALLY
  OWNED BY       ---------------------------------------------------------------
    EACH
  REPORTING      9            SOLE DISPOSITIVE POWER                    0
   PERSON
    WITH         ---------------------------------------------------------------

                10            SHARED DISPOSITIVE POWER          4,045,100*

- --------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              4,450,100*

- --------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                   |_|

- --------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              67.4%*

- --------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
                              PN, HC
- --------------------------------------------------------------------------------

*    At a  closing  held on July 9,  1996,  LDI  AutoPaints,  Inc.,  an  Indiana corporation ("AutoPaints"), and Maxco, Inc., a Michigan corporation ("Maxco") consummated the purchase and sale of all 4,045,000 shares of common stock, without par value ("Common Stock"), of FinishMaster, Inc. ("Issuer") owned by Maxco (the "Stock Purchase"). The Stock Purchase was consummated pursuant to a Stock Purchase Agreement dated June 5, 1996 (the "Purchase Agreement") among Lacy Distribution, Inc., an Indiana corporation and the corporate parent of AutoPaints ("Lacy"), Maxco, and LDI, Ltd. ("LDI"), an Indiana limited partnership and the parent entity of both Lacy and AutoPaints. Under an Assignment and Assumption Agreement dated as of the Closing Date, Lacy assigned all its right, title and interest in and to the Purchase Agreement to AutoPaints, and AutoPaints assumed of all obligations, duties, covenants and conditions of Lacy thereunder with respect to the purchase of the Shares, all with the consent of LDI and Maxco. As a result of the Stock Purchase, AutoPaints is now the record and beneficial owner of 67.4% of the total issued and outstanding shares of Common Stock of the Issuer. AutoPaints is a wholly-owned subsidiary of Lacy. Lacy is a wholly-owned subsidiary of LDI. LDI has two general partners: (i) LDI Management, Inc., an Indiana corporation ("LDIM"), which serves as the managing general partner, and (ii) Andre B. Lacy. This
     Amendment No. 1 amends the prior Schedule 13D filed jointly by Lacy, LDI, LDIM and Andre B. Lacy on June 13, 1996.

                                  SCHEDULE 13D
- --------------------------------------    --------------------------------------
CUSIP No. 31787P 10 8                                    Page  5  of 17 Pages
- --------------------------------------    --------------------------------------

- --------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                             LDI Management, Inc.
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                  (b)  |X|

- --------------------------------------------------------------------------------
3      SEC USE ONLY

- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS            AF

- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         |_|

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                 Indiana

- --------------------------------------------------------------------------------
                     7            SOLE VOTING POWER                   0
  NUMBER OF          -----------------------------------------------------------
   SHARES
BENEFICIALLY         8            SHARED VOTING POWER         4,045,100*
  OWNED BY           -----------------------------------------------------------
    EACH
  REPORTING          9            SOLE DISPOSITIVE POWER              0
   PERSON            -----------------------------------------------------------
    WITH
                    10           SHARED DISPOSITIVE POWER     4,045,100*

- --------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              4,045,100*

- --------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                  |_|


- --------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              67.4%*

- --------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
                              CO
- --------------------------------------------------------------------------------

*    At a  closing  held on July 9,  1996,  LDI  AutoPaints,  Inc.,  an  Indiana corporation ("AutoPaints"), and Maxco, Inc., a Michigan corporation ("Maxco") consummated the purchase and sale of all 4,045,000 shares of common stock, without par value ("Common Stock"), of FinishMaster, Inc. ("Issuer") owned by Maxco (the "Stock Purchase"). The Stock Purchase was consummated pursuant to a Stock Purchase Agreement dated June 5, 1996 (the "Purchase Agreement") among Lacy Distribution, Inc., an Indiana corporation and the corporate parent of AutoPaints ("Lacy"), Maxco, and LDI, Ltd. ("LDI"), an Indiana limited partnership and the parent entity of both Lacy and AutoPaints. Under an Assignment and Assumption Agreement dated as of the Closing Date, Lacy assigned all its right, title and interest in and to the Purchase Agreement to AutoPaints, and AutoPaints assumed of all obligations, duties, covenants and conditions of Lacy thereunder with respect to the purchase of the Shares, all with the consent of LDI and Maxco. As a result of the Stock Purchase, AutoPaints is now the record and beneficial owner of 67.4% of the total issued and outstanding shares of Common Stock of the Issuer. AutoPaints is a wholly-owned subsidiary of Lacy. Lacy is a wholly-owned subsidiary of LDI. LDI has two general partners: (i) LDI Management, Inc., an Indiana corporation ("LDIM"), which serves as the managing general partner, and (ii) Andre B. Lacy. This
     Amendment No. 1 amends the prior Schedule 13D filed jointly by Lacy, LDI, LDIM and Andre B. Lacy on June 13, 1996.

                                  SCHEDULE 13D
- ---------------------------------------    -------------------------------------
CUSIP No. 31787P 10 8                                     Page  6  of 17 Pages
- ---------------------------------------    -------------------------------------

- --------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                                 Andre B. Lacy
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
                                                                    (b)  |X|

- --------------------------------------------------------------------------------
3     SEC USE ONLY

- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS            AF

- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                 U.S.A.

- --------------------------------------------------------------------------------
                 7            SOLE VOTING POWER                        0
  NUMBER OF      ---------------------------------------------------------------
   SHARES
BENEFICIALLY     8            SHARED VOTING POWER              4,045,100*
  OWNED BY       ---------------------------------------------------------------
    EACH
  REPORTING      9            SOLE DISPOSITIVE POWER                   0
   PERSON        ---------------------------------------------------------------
    WITH
                10           SHARED DISPOSITIVE POWER          4,045,100*
- --------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              4,045,100*

- --------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                   |_|

- --------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              67.4%*

- --------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
                              IN
- --------------------------------------------------------------------------------

*    At a  closing  held on July 9,  1996,  LDI  AutoPaints,  Inc.,  an  Indiana corporation ("AutoPaints"), and Maxco, Inc., a Michigan corporation ("Maxco") consummated the purchase and sale of all 4,045,000 shares of common stock, without par value ("Common Stock"), of FinishMaster, Inc. ("Issuer") owned by Maxco (the "Stock Purchase"). The Stock Purchase was consummated pursuant to a Stock Purchase Agreement dated June 5, 1996 (the "Purchase Agreement") among Lacy Distribution, Inc., an Indiana corporation and the corporate parent of AutoPaints ("Lacy"), Maxco, and LDI, Ltd. ("LDI"), an Indiana limited partnership and the parent entity of both Lacy and AutoPaints. Under an Assignment and Assumption Agreement dated as of the Closing Date, Lacy assigned all its right, title and interest in and to the Purchase Agreement to AutoPaints, and AutoPaints assumed of all obligations, duties, covenants and conditions of Lacy thereunder with respect to the purchase of the Shares, all with the consent of LDI and Maxco. As a result of the Stock Purchase, AutoPaints is now the record and beneficial owner of 67.4% of the total issued and outstanding shares of Common Stock of the Issuer. AutoPaints is a wholly-owned subsidiary of Lacy. Lacy is a wholly-owned subsidiary of LDI. LDI has two general partners: (i) LDI Management, Inc., an Indiana corporation ("LDIM"), which serves as the managing general partner, and (ii) Andre B. Lacy. This
     Amendment No. 1 amends the prior Schedule 13D filed jointly by Lacy, LDI, LDIM and Andre B. Lacy on June 13, 1996.

ITEM 1. SECURITY AND ISSUER.

         Title of Security:         Common Stock, No Par Value

         Issuer:                    FinishMaster, Inc.
                                    4529 40th Street, S.E.
                                    Kentwood, Michigan 49512


ITEM 2.        IDENTITY AND BACKGROUND.

       (a)-(c), (f) This Statement is being filed jointly by: (i) LDI AutoPaints, Inc. ("AutoPaints"), (ii) Lacy Distribution, Inc. ("Lacy"), (iii) LDI, Ltd. ("LDI"), (iv) LDI Management, Inc. ("LDIM") and (v) Andre B. Lacy (collectively, the "Reporting Persons"). This Statement constitutes Amendment No. 1 to a Schedule 13D filed jointly by the Reporting Persons (other than AutoPaints) on June 13, 1996 and, as such, provides certain updated information with respect to the facts set forth in such original Schedule 13D. Attached hereto as Exhibit 6 is a copy of an agreement among AutoPaints, Lacy, LDI, LDIM and Andre B. Lacy relating to the joint filing of this Statement as required by Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

       AutoPaints, an Indiana corporation formed on April 30, 1996 and a wholly-owned subsidiary of Lacy, is engaged in the distribution of automotive paints and refinishing supplies. Its principal business address, and the address of its principal office, is 251 N. Illinois Street, Suite 1800, Indianapolis, Indiana 46204.

       Lacy, an Indiana corporation and a wholly-owned subsidiary of LDI, is a holding company for LDI's distribution group, which consists of Ed Tucker Distributor, Inc., Answer Products, Inc., Tucker Rocky Distributing Canada, Inc., and Pike's Peak Motorcycle Supply, Ltd. (collectively, the "Tucker-Rocky Distributing Companies") and Major Video Concepts, Inc. The Tucker-Rocky Distributing Companies are the world's largest wholesale distributor of after-market parts, apparel and accessories for motorcycle, watercraft and snowmobile enthusiasts. Major Video Concepts, Inc. is one of the country's largest wholesale distributor of movie cassettes. Lacy's principal business address, and the address of its principal office, is 251 N. Illinois Street, Suite 1800, Indianapolis, Indiana 46204.

       LDI, an Indiana limited partnership, is a privately-held management and investment holding company. LDI's holdings include Lacy (its wholesale distribution group), a door and lumber millwork group, and a private investment portfolio. Its principal business address, and the address of its principal office, is 251 N. Illinois Street, Suite 1800, Indianapolis, Indiana 46204.


                                     7 of 17

         LDIM, an Indiana corporation, is the managing general partner of LDI. Its principal business address, and the address of its principal office, is 251
N. Illinois Street, Suite 1800, Indianapolis, Indiana 46204.

         Andre B. Lacy is a general partner of LDI and the sole shareholder of LDIM. The schedule set forth in Exhibit 2 annexed hereto, which provides identity and background information on Mr. Lacy and the directors, executive officers and 5% or greater controlling shareholders of AutoPaints, Lacy and LDIM, is incorporated herein by reference.

         (d) and (e) During the last five years, none of AutoPaints, Lacy, LDI, LDIM, Andre B. Lacy, nor any persons controlling AutoPaints, Lacy, LDI or LDIM, nor, to the best knowledge of AutoPaints, Lacy, LDI, LDIM or Andre B. Lacy, any of the persons listed on Exhibit 2 annexed hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         At a closing held on July 9, 1996 (the "Closing Date"), AutoPaints and Maxco, Inc., a Michigan corporation ("Maxco") consummated the purchase and sale of all 4,045,000 shares of common stock, without par value ("Common Stock"), of the Issuer which were owned by Maxco (the "Stock Purchase"). The shares purchased and sold in the Stock Purchase (the "Shares") represent 67.4% of the total issued and outstanding shares of Common Stock of the Issuer.

         The Stock Purchase was consummated pursuant to a Stock Purchase Agreement dated June 5, 1996 (the "Purchase Agreement") among Lacy, Maxco, and LDI. Under an Assignment and Assumption Agreement dated as of the Closing Date, Lacy assigned all its right, title and interest in and to the Purchase Agreement to AutoPaints, and AutoPaints assumed of all obligations, duties, covenants and conditions of Lacy thereunder with respect to the purchase of the Shares, all with the consent of LDI and Maxco. As a result of the Stock Purchase, AutoPaints is now the beneficial owner of 67.4% of the total issued and outstanding shares of Common Stock of the Issuer. A copy of the Assignment and Assumption Agreement is attached hereto as Exhibit 5.

         AutoPaints purchased the Shares from Maxco at a price of $11.50 per Share, or $46,517,500 in the aggregate (the "Purchase Price"). Pursuant to the Purchase Agreement, Maxco and certain directors of the Issuer prior to the Closing Date who are also directors of Maxco (the "Individual Restricted Parties") entered into a Non-Competition Agreement with Lacy, effective as of the Closing Date, pursuant to which Maxco and the Individual Restricted Parties are to receive consideration in the aggregate amount of $16,500,000 (the

                                     8 of 17

"Non-Compete Consideration"). The Non-Compete Consideration is payable according to the following schedule: (i) $12,000,000 was paid to Maxco on the Closing Date, and (ii) $4,500,000 in the aggregate is to be paid to Maxco and the four Individual Restricted Parties in five annual installments of $900,000 each commencing in July, 1997. Of each such annual installment of $900,000, $20,000 is payable to each of the four Individual Restricted Parties and the remainder ($820,000) is payable to Maxco.

         A portion of the Purchase Price was obtained under an existing $200,000,000 revolving credit facility evidenced by a Credit Agreement dated as of March 29, 1996, as amended from time to time, among LDI, Lacy, various financial institutions and Bank of America National Trust and Savings Association, as Agent. The obligation of the lenders to make the loans under the Credit Agreement is subject to the satisfaction of certain customary conditions and covenants. Borrowings under the Credit Agreement are guaranteed by each of LDI's and Lacy's significant operating subsidiaries and affiliates, but will not be guaranteed by Issuer. Borrowings under the Credit Agreement are otherwise unsecured.



ITEM 4.           PURPOSE OF TRANSACTION.

         (a)-(j) As a result of the consummation of the Stock Purchase, AutoPaints is the record and beneficial owner of approximately 67.4% of the issued and outstanding shares of Common Stock of Issuer. The acquisition by AutoPaints of a majority interest in Issuer is part of LDI's strategic business plan and growth strategy. As part of its planning process, LDI identified the automotive paint and refinishing industry as an opportunity that would allow LDI to utilize its experience in distribution businesses. (See response to Item 2 hereof for a discussion of LDI's distribution business.) In analyzing this industry, LDI became familiar with Issuer and approached Seller about selling its interest in Issuer. Issuer is one of the nation's largest distributors of automotive paints, coatings and paint-related accessories.

         In accordance with the Purchase Agreement, six (6) individuals executed and delivered their resignations as directors of the Issuer, effective immediately upon the closing of the Stock Purchase (the "Closing"). Simultaneously therewith, certain individuals designated by Lacy and AutoPaints were elected to the Board of Directors of the Issuer to fill the vacancies created by such resignations. In addition, effective immediately upon the Closing, certain officers of the Issuer who are also officers of Maxco executed and delivered their resignations as officers of the Issuer.

         The following individuals resigned as directors and/or officers of the Issuer as of the Closing Date (collectively, the "Resigning Directors"): (i) Max
A. Coon - Chairman of the Board;  (ii) Eric L. Cross - Secretary  and  Director;
(iii) Richard G. Johns - Director; (iv) Vincent Shunsky - Treasurer and Director, (v) Douglas A. Milbury - Director; and (vi) Gary W. Ross - Director.

                                     9 of 17

         The following individuals have been elected to the Board of Directors of the Issuer to fill the vacancies created by such resignations (collectively, the "Designated Directors"): (a) Andre B. Lacy, (b) Thomas U. Young, (c) Margot
L. Eccles, (d) William J. Fennessy and (e) Walter S. Wiseman. The Designated Directors, together with Messrs. Michael J. Siereveld, James F. White and Ronald
P. White, constitute an interim Board of Directors of the Issuer following the Stock Purchase.

         At an organizational meeting held on July 10, 1996 (the "Organizational Meeting"), the interim Board of Directors of the Issuer nominated the existing directors for election at the next annual shareholders' meeting. The Reporting Persons currently plan to recruit one or more additional individuals with relevant industry and/or public company experience to serve as independent directors of the Issuer. Such individuals, if successfully recruited, would join the members of the existing Board of Directors as director-nominees for election at the next annual shareholders' meeting.

         In addition, at the Organizational Meeting, the Board of Directors of the Issuer elected the following individuals as officers of the Issuer, in part to fill certain vacancies created as a result of the Stock Purchase:

                Name                                    Office

       Andre B. Lacy                           Chairman of the Board and
                                                        Chief Executive Officer
       Thomas U. Young                         Vice Chairman of the Board
       Ronald P. White                         President and
                                                        Chief Operating Officer
       Michael J. Siereveld                    Senior Vice President
       Roger A. Sorokin                        Vice President - Finance
       Christopher R. Banner                   Vice President - Operations
       William J. Fennessy                     Treasurer
       Robert H. Reynolds                      Secretary

         Finally, at the Organizational Meeting, the Board of Directors of the Issuer considered and adopted a proposal to change the corporate domicile of the Issuer from Michigan to Indiana and recommended that the proposal be submitted to the shareholders of the Issuer for approval at the next annual shareholders' meeting.

         Prior to the consummation of the Stock Purchase, the Board of Directors of Issuer, as required by the Purchase Agreement, took all actions necessary to amend the articles of incorporation and by-laws of the Issuer to exempt the Issuer and the Stock Purchase from the provisions of the Michigan Control Share Acquisition Law and the Michigan Business Combination Law.

                                    10 of 17

         Although the Reporting Persons may develop other plans or proposals for Issuer in the future, none of the Reporting Persons have any current plans or proposals, other than those described above in response to this Item 4, which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or its wholly-owned subsidiary;

                  (c) a sale or transfer of a material amount of assets of the Issuer or its wholly-owned subsidiary;

                  (d) any other change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Issuer;

                  (f) any other material change in the Issuer's business or corporate structure;

                  (g) any other changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940, as amended; or

                  (j) any action similar to any of those enumerated above.



                                    11 of 17

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)  AutoPaints   beneficially  owns  4,045,000  Shares,   representing
approximately 67.4% of the issued and outstanding shares of common stock of the Issuer.

         Lacy,  as  the  sole  shareholder  of  AutoPaints,   beneficially  owns
4,045,000 Shares, representing approximately 67.4% of the issued and outstanding shares of common stock of the Issuer.

         LDI, as the sole shareholder of Lacy, beneficially owns 4,045,100 Shares, representing approximately 67.4% of the issued and outstanding shares of common stock of the Issuer. In addition to the Shares to be acquired by Lacy pursuant to the Purchase Agreement, LDI owns 100 shares of common stock of Issuer which it acquired on August 3, 1995.

         LDIM, as the managing general partner of LDI, beneficially owns 4,045,100 Shares, representing approximately 67.4% of the issued and outstanding shares of common stock of the Issuer.

         Andre B. Lacy, as a general partner of LDI and the sole shareholder of LDIM, beneficially owns 4,045,100 Shares, representing approximately 67.4% of the issued and outstanding shares of common stock of the Issuer.

         (b) At a closing held on July 9, 1996, AutoPaints and Maxco, Inc. consummated the Stock Purchase pursuant to the Stock Purchase Agreement. Pursuant to the Assignment and Assumption Agreement, Lacy assigned all its right, title and interest in and to the Purchase Agreement to AutoPaints, and AutoPaints assumed of all obligations, duties, covenants and conditions of Lacy thereunder with respect to the purchase of the Shares, all with the consent of LDI and Maxco. As a result of the Stock Purchase, AutoPaints is now the record and beneficial owner of 67.4% of the total issued and outstanding shares of Common Stock of the Issuer. AutoPaints is a wholly-owned subsidiary of Lacy. Lacy is a wholly-owned subsidiary of LDI. LDI has two general partners: (i) LDIM, which serves as the managing general partner, and (ii) Andre B. Lacy.

         In addition to the Shares acquired by AutoPaints in the Stock Purchase, LDI owns 100 shares of Common Stock of Issuer which it acquired on August 3, 1995.

                                    12 of 17

     Auto Paints:
              Sole Voting Power:                               0
              Shared Voting Power:                        4,045,000
              Sole Dispositive Power:                          0
              Shared Dispositive Power:                   4,045,000

     Lacy:
              Sole Voting Power:                               0
              Shared Voting Power:                        4,045,000
              Sole Dispositive Power:                          0
              Shared Dispositive Power:                   4,045,000

     LDI:
              Sole Voting Power:                               0
              Shared Voting Power:                        4,045,100
              Sole Dispositive Power:                          0
              Shared Dispositive Power:                   4,045,100

     LDIM:
              Sole Voting Power:                               0
              Shared Voting Power:                        4,045,100
              Sole Dispositive Power:                          0
              Shared Dispositive Power:                   4,045,100

     Andre B. Lacy:
              Sole Voting Power:                               0
              Shared Voting Power:                        4,045,100
              Sole Dispositive Power:                          0
              Shared Dispositive Power:                   4,045,100

         (c) Other than the execution of the Purchase Agreement and the consummation of the Stock Purchase described above, no other transactions in the shares of common stock of the Issuer were effected during the past sixty days by the persons named in response to Item 5(a) hereof.

         (d)      Not applicable.

         (e)      Not applicable.



                                    13 of 17

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Stock Purchase was consummated on the Closing Date pursuant to the Purchase Agreement. Under an Assignment and Assumption Agreement dated as of the Closing Date, Lacy assigned all its right, title and interest in and to the Purchase Agreement to AutoPaints, and AutoPaints assumed of all obligations, duties, covenants and conditions of Lacy thereunder with respect to the purchase of the Shares, all with the consent of LDI and Maxco. As a result of the Stock Purchase, AutoPaints is now the beneficial owner of 67.4% of the total issued and outstanding shares of Common Stock of the Issuer.

         The Purchase Price for the Shares under the Purchase Agreement was $11.50 per Share, or $46,517,500 in the aggregate. Pursuant to the Purchase Agreement, Maxco and the Individual Restricted Parties entered into a Non-Competition Agreement with Lacy, effective as of the Closing Date, pursuant to which Maxco and the Individual Restricted Parties are to receive the Non-Compete Consideration. The Non-Compete Consideration is payable according to the following schedule: (i) $12,000,000 was paid to Maxco on the Closing Date, and (ii) $4,500,000 in the aggregate is to be paid to Maxco and the four Individual Restricted Parties in five annual installments of $900,000 each commencing in July, 1997. Of each such annual installment of $900,000, $20,000 is payable to each of the four Individual Restricted Parties and the remainder ($820,000) is payable to Maxco.

         A portion of the Purchase Price was obtained under an existing $200,000,000 revolving credit facility evidenced by a Credit Agreement dated as of March 29, 1996, as amended from time to time, among LDI, Lacy, various financial institutions and Bank of America National Trust and Savings Association, as Agent. The obligation of the lenders to make the loans under the Credit Agreement is subject to the satisfaction of certain customary conditions and covenants. Borrowings under the Credit Agreement are guaranteed by each of LDI's and Lacy's significant operating subsidiaries and affiliates, but will not be guaranteed by Issuer. Borrowings under the Credit Agreement are otherwise unsecured.

         LDI retained the services of Smith Barney in relation to the Stock Purchase.

                                    14 of 17

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         The following material is filed as exhibits:

         *1. Agreement, dated as of June 12, 1996, between Lacy, LDI, LDIM and Andre B. Lacy relating to the joint filing of this
                  Schedule 13D.

         2.       Schedule  of  identity  and  background   information  on  the
                  directors, executive officers and controlling shareholders of AutoPaints, Lacy and LDIM.

         *3. Stock Purchase Agreement, dated June 5, 1996, between Lacy, LDI and Seller.

         *4. Credit Agreement, dated as of March 29, 1996, among LDI, Lacy, the Lenders and Agent.

         5. Assignment and Assumption Agreement, dated as of July 9, 1996, among AutoPaints, Lacy, LDI and Maxco.

         6. Agreement dated as of July 15, 1996, among AutoPaints, Lacy, LDI, LDIM and Andre B. Lacy relating to the joint filing of Amendment No. 1 to Schedule 13D.

- ------------------------
*  Previously filed.

                                    15 of 17

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           July 18, 1996

                           LDI AUTOPAINTS, INC.

                           By:               /s/ Andre B. Lacy
                                             ----------------------------------
                           Name:             Andre B. Lacy
                           Title:            Chairman & CEO

                           LACY DISTRIBUTION, INC.

                           By:               /s/ Andre B. Lacy
                                             ----------------------------------
                           Name:             Andre B. Lacy
                           Title:            Chairman, President & CEO

                           LDI, LTD.

                           By:      LDI MANAGEMENT, INC., as managing
                                         general partner

                                    By:      /s/ Andre B. Lacy
                                             ----------------------------------
                                    Name:    Andre B. Lacy
                                    Title:   Chairman, President & CEO

                           LDI MANAGEMENT, INC.

                           By:               /s/ Andre B. Lacy
                           Name:             Andre B. Lacy
                                             ----------------------------------
                           Title:            Chairman, President & CEO




                                    16 of 17

                                13D EXHIBIT INDEX

EXHIBIT                                      DESCRIPTION

         1. *Agreement, dated as of June 12, 1996, between Lacy, LDI, LDIM and Andre B. Lacy relating to the joint filing of this
                  Schedule 13D.

         2.       Schedule  of  identity  and  background   information  on  the
                  directors, executive officers and controlling shareholders of AutoPaints, Lacy and LDIM.

         3. *Stock Purchase Agreement, dated June 5, 1996, between Lacy, LDI and Seller.

         4. *Credit Agreement, dated as of March 29, 1996, among LDI, Lacy, the Lenders and Agent.

         5. Assignment and Assumption Agreement, dated as of July 9, 1996, among AutoPaints, Lacy, LDI and Maxco.

         6. Agreement dated as of July 15, 1996, among AutoPaints, Lacy, LDI, LDIM and Andre B. Lacy relating to the joint filing of this Amendment No. l to Schedule 13D.

- -----------------------
*  Previously filed.



                                    17 of 17